Exhibit 1.1

TERMS AGREEMENT

Washington Gas Light Company
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Attention:
Subject in all respects to the terms and conditions of the Distribution Agreement (the “Distribution Agreement”), dated September 10, 2015 among BB&T Capital Markets, a division of BB&T Securities, LLC, MUFG Securities Americas Inc. (formerly known as Mitsubishi UFJ Securities (USA), Inc.), RBC Capital Markets, LLC, TD Securities (USA) LLC, The Williams Capital Group, L.P., U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC and Washington Gas Light Company (the “Company”), the undersigned agrees to purchase the following principal amount of the Company’s Medium-Term Notes, Series K (the “Notes”):
Aggregate Principal Amount: $200,000,000 (reopening of 3.796% Medium Term Notes, Series K due September 15, 2046, $250,000,000 of which was issued on September 16, 2016, for a total aggregate principal amount outstanding after this offering of $450,000,000)
Security: Medium Term Notes, Series K
Coupon Rate: 3.796%
Maturity Date: September 15, 2046
Interest Payment Dates: March 15 and September 15 of each year, commencing on March 15, 2018
Issue Price: 98.528% of Principal Amount plus accrued interest from and including September 15, 2017 to, but excluding, the Settlement Date (if the Settlement Date is September 18, 2017, accrued interest shall be $63,267)

Purchase Price:
97.778% of Principal Amount plus accrued interest from and including September 15, 2017 to, but excluding, the Settlement Date (if the Settlement Date is September 18, 2017, accrued interest shall be $63,267)

Pricing Date and Time: September 13, 2017 / 1:45 p.m. New York City time
Ratings: Moody’s: A1; S&P: A; Fitch: A+

Settlement Date: September 18, 2017

Participating Agents: MUFG Securities Americas Inc., RBC Capital Markets, LLC, BB&T Capital Markets, a division of BB&T Securities, LLC and U.S. Bancorp Investments, Inc.

Redemption: Prior to March 15, 2046, the notes may be redeemed at our option on any date or dates, in whole or from time to time in part, at a redemption price, to be calculated by us, which may be determined as the greater of (i) 100% of the principal of such notes; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in Pricing Supplement No. 2) plus a Make-Whole Call Premium of +20 bps, plus, in either such case, accrued and unpaid interest on the principal of such notes to the date of redemption. At any time on and after March 15, 2046, the notes may be redeemed at our option on any date or dates, in whole or from time to time in part, at 100% of the principal of such notes, plus accrued and unpaid interest on the principal of such notes to the date of redemption.

Method of Payment: Federal funds wire

Modification, if any, in
the requirements to
deliver the documents
specified in Section 6(b)
of the Distribution Agreement: None.

Period during which additional
Notes may not be sold pursuant
to Section 4(m) of the Distribution
Agreement:                None.

This Agreement shall be governed by and construed in accordance with the laws of New York.

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MUFG Securities Americas Inc.
By:    /s/ Richard Testa_______________
Name: Richard Testa
Title: Managing Director

RBC CAPITAL MARKETS, LLC
By:    /s/ Scott G. Primrose____________
Name: Scott G. Primrose
Title: Authorized Signatory

Accepted: September 13, 2017
WASHINGTON GAS LIGHT COMPANY
By:    _/s/ Douglas I. Bonawitz__________________
Name: Douglas I. Bonawitz
Title: Vice President and Treasurer